U.S. Securities and Exchange Commission

Washington, D. C. 20549

FORM 10-SB

AMENDMENT NO. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS UNDER 12(B) OR 12(G) OF THE

SECURITIES EXCHANGE ACT OF 1934

BAD TOYS, INC.

(Name of Small Business Issuer in Its Charter)

Nevada	94-3371514
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2344 Woodridge Avenue, Kingsport, TN 37664

(Address of principal executive offices)

423-247-9560

(Issuer’s Telephone Number)

Securities to be registered under Section 12 (b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None

Securities to be registered under Section 12 (g) of the Act:

Common Stock, $0.01 par value

(Title of Class)

i

PRELIMINARY STATEMENT

Bad Toys, Inc., a Nevada corporation (the “Company”), is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934, as amended. It is seeking approval by NASD Regulation, Inc. of an application filed by a market maker, pursuant to NASD Form 211, to commence making a market in the Company’s common stock on the OTC Bulletin Board. The effectiveness of this registration statement subjects the Company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

DESCRIPTION OF BUSINESS

The Company was incorporated on June 1, 2000, in the State of Nevada pursuant to the General Corporation Law of Nevada under the name BTMC, Inc. The Company changed its name to Bad Toys, Inc. before it commenced operations in early September, 2000. The Company is the successor to a motorcycle business, which was founded by one of our majority shareholders, Larry N. Lunan, and was previously conducted under another corporate entity, which also used the name Bad Toys, Inc. (the successor company is sometimes referred to herein as the “Predecessor” or the “Predecessor Company”). The Company’s mailing address is 2344 Woodridge Avenue, Kingsport, Tennessee 37664, and the telephone number of its principal executive offices is 423-247-9560. The Company’s Web site address is www.badtoys.net. References to “we”, “our” or “us” also mean the Company.

For the year ending December 31, 2001, the Company had revenues of $204,568, with a gross loss of $50,444 and a net loss of $456,900. For the year ending December 31, 2002, the Company had revenues of $104,376, with a gross loss of $27,099 and a net loss of $312,735. For a more detailed discussion of the Company’s operations, see the section in this registration statement entitled “Management’s Plan of Operation.” The Company’s independent auditor has identified a substantial doubt about our ability to continue as a going concern. A failure to achieve positive cash flow by the end of 2003 could be fatal to the Company.

Accordingly, there can be no assurance that the business plan described in this registration statement will be successful.

Business of the Company

The Company manufactures for sale V-twin motorcycles from component parts, maintains a customizing and motorcycle servicing operation and special orders premium accessories, parts, customizing items and apparel related to Harley-Davidson motorcycles.

        The Manufacture for Sale of Motorcycles from Component Parts.

Our showcase model, the “Phoenix”, is a distinctive V-twin motorcycle. We build it from component parts available from motorcycle parts suppliers. We have three “Phoenix “ models on hand for display and for selling purposes. We also have models which are named the “Taos” and “Concord” and are featured on our website at www.badtoys.net. Our “Rigid Frame” and “Tour Glide” models, which are not shown on our website, are in the development stage.

In motorcycle circles, the models are known as custom-manufactured, V-Twin, HD-type motorcycles. They are called “V-Twin” because they have two-cylinders set at a 45-degree angle to each other; and they are called “HD-type” because of their resemblance to the motorcycles manufactured by Harley-Davidson. The models are “custom manufactured”, because we will build many features of the models to each customer’s order. We commenced selling to the public in September, 2000 and since that date have sold five motorcycles.

We manufacture, to customers’ orders, V-Twin, HD-type motorcycles from components parts in five basic styles:

•	Traditional-classic, the full fenders model Harley-Davidson made famous;

•	Pro Street, a lowered frame with wide tires, short fender and a low back fender;

•	Outlaw Low Riders, with narrow forks and stubby fenders;

•	Tour Glide package, with foot rests rather than foot pegs, saddlebags with windshield option; and

•	Street Custom conversion, with wide tires and short fenders.

We build custom-manufactured motorcycles in our shop in Kingsport, Tennessee. We have three Phoenix, two Taos and two Concord motorcycles for sale. In addition, as of the date of this registration statement, we have the frames and most of the parts in inventory to build four motorcycles. We require up-front, partial payments from customers to finance our purchase of custom parts not in inventory.

Our choice of sparsely populated Kingsport, Tennessee for our first location was beneficial primarily in providing us a two-year, relatively low-overhead business operating environment for completing the design and development of the Phoenix motorcycle. We face the material risk that, unless we can open a second location in a major metropolitan area, our product will be too highly priced for the majority of motorcycle buyers in the area where we now operate, the greater Kingsport, Tennessee area. Our Taos, Phoenix and Concord models are priced at $49,000, $48,000 and $47,000, respectively. Our pricing is based on our costs plus a retail and overhead markup. These prices may vary if a motorcycle is customized.

We hope to open a second location in Phoenix, Arizona during the Summer of 2003. We estimate that it will cost us $1,000,000 to open a second location with $500,000 of such amount being used for inventory and $150,000 of such amount being used for equipment and leasehold improvements. Of the remaining $350,000, $75,000 would be used for advertising, and the balance of $275,000 would be used for working capital, including the cost of employees for the second facility, which is estimated to be $5,000 per week. We plan to raise the funds necessary to open a second location through a private offering of our securities. There can be no assurance, however, that we will be able to successfully raise these funds through a private offering of our securities or otherwise. If we are not able to raise these funds, we will not be able to open a second location during this time frame or possibly at all. Other than conducting the research necessary to determine how much we estimate it will cost to open a second location, we have not taken any steps towards opening this location and will not do so until we raise the necessary funds.

        The Customizing and Motorcycle Servicing Operation.

Most motorcycle owners “customize” their bikes to a certain extent. We cater to this market by stocking bolt-on upgrades such as billet grips, foot pegs, mirrors, chrome bolts and “custom” seats. We provide immediate installation of the bolt-on conversions at our service department, which operates seven days a week, nine hours a day. Customizing motorcycles accounted for approximately $43,668 of our annual revenues during fiscal year 2001, or 23% of overall revenues, and servicing motorcycles accounted for approximately $12,000 of our annual revenues during the same period, or 6% of overall revenues. Customizing motorcycles accounted for approximately $29,266 of our annual revenues during the year ended December 31, 2002, or 28% of overall revenues, and servicing motorcycles accounted for approximately $27,038 of our annual revenues during the same period, or 26% of overall revenues.

Subject to the availability of repair business and qualified personnel, we plan to operate our service department seven days a week, twenty-four hours a day. To make operating our service department seven days a week, twenty-four hours a day cost effective, we estimate that the demand for such services will need to exceed sixteen hours a day, which we anticipate is only likely to happen if we open an additional facility in a larger market. We employ two persons in our service department. We anticipate the need to hire three additional employees at a cost of $1,300 per week to operate the service department seven days a week, twenty-four hours a day.

        Special Orders of Premium Accessories, Parts, Customizing Items and Apparel Related to Harley-Davidson Motorcycles.

•    We take special orders. The fixed displays in our showroom premiere the high markup, bolt-on, premium custom items in billet aluminum or chrome. The product lines we stock include Pro One, Bay Area Custom, Arlen Ness and Performance Machine and others.

•    We believe we have the only in-store customer self-service station in the greater Kingsport, Tennessee area that includes all available catalogs and parts books. During the spring of 2003, we plan to add a user-friendly computer terminal and screen through which our customers can come to our shop and easily locate a desired part and print a purchase order. We anticipate the computer terminal will cost us $1,500, which we plan to pay for from the revenues generated by the operation of our business.

        Rebuilding Used Harleys for Resale.

We have not yet commenced the purchase of used motorcycles and rebuilding them for resale. Subject to the availability of funds, the source of which we have not yet identified, we propose to acquire and recondition used Harley-Davidson motorcycles for resale. All resale bikes would be placed into a like-new condition by our shop personnel. This would include:

•     New tires, paint and chrome;

•     Polished aluminum; and

•     Excellent running condition.

We expect to commence this activity in 2003, but there can be no assurance that we will be able to do so. Purchasing and rebuilding used motorcycles for resale will require a constant advertising campaign for used motorcycles conducted in trade magazines and in high-circulation magazines for Harley-Davidson riders. We do not now have funds available to allocate to the purchase of used bikes or to do the necessary advertising. We anticipate spending approximately $7,000 to $14,000 to acquire a used Harley-Davidson motorcycle and an additional $2,500 to $7,500 to recondition the motorcycle for resale. Although we hope to commence this activity in the summer of 2003, opening a second motorcycle shop and store in Phoenix, Arizona is our primary focus and, we believe, more critical to the success of our business than buying used bikes and reconditioning them for resale.

The reconditioning of used bikes is financially consistent with our desire to provide around-the-clock repair service. Mechanics working for us who are not repairing customers’ motorcycles on a same-day-service basis can be reconditioning used motorcycles on a no-time-schedule basis and still be available for the drop-in customer with a repair job to be done. We anticipate that the planned second motorcycle facility in Phoenix, Arizona will provide the volume of repair business to justify the commencement of our plans to buy and recondition used Harley-Davidson motorcycles. If we are not able to open a second facility, our plans to buy and recondition used motorcycles for resale may not be realized.

Distribution Methods

We have commenced marketing our custom manufactured, V-Twin, HD-type motorcycles on a national basis. Our Phoenix, Taos, and Concord models are featured now on our Internet home page (www.badtoys.net). Our Phoenix-model motorcycle also is featured in the Atlas Pro Magnum catalog. We presently sell premium accessories, parts, customizing items and apparel through our Kingsport, Tennessee retail outlet. We project revenue increases to come from expansion to locations in additional cities and from sales through catalogs. Subject to the availability of capital, we propose to open nine additional stores during the next 60 months. We estimate that it will cost us $1,000,000 to open a new location. We plan to raise the funds necessary to open three new locations through a private offering of our securities. We anticipate that once we have a total of four stores, revenues generated by these stores will be sufficient to fund the opening of an additional six stores. There can be no assurance, however, that we will be able to successfully raise the funds needed to open any of the first three anticipated new stores through a private offering of our securities or otherwise. If we are not able to raise these funds, we will not be able to open new stores during this time frame or possibly at all.

Advertising

As of the date of this registration statement, our advertising is limited to our Internet home page and the advertising of our Phoenix-model motorcycle in the Atlas Pro Magnum catalog. Over the next six months, we propose to develop an advertising program consisting of:

•	Monthly and/or quarterly newsletters;

•	Direct mail motorcycle listings;

•	Cycle magazines; and

•	Nontraditional magazines.

The newsletter will highlight new product introduction, repair or maintenance subjects, after-market product evaluations, local and major national events and periodic Company advertised specials. We plan to commence this low cost program mid-year 2003. We anticipate our bulk mailing costs will be 24.8 cents to 26.8 cents per individual mailing and $248 per thousand mailings.

Direct mail advertising will initially consist of an annual mailing of a high-quality brochure. The brochure will market our custom-built motorcycle program, our mail order catalog program and the availability of refurbished or new motorcycles for sale. By specific request, We will add an addressee to our newsletter and brochure mailing list. Subject to the availability of funds, this program will be launched mid-year 2003. We anticipate our brochure costs will be $10 to $15 per brochure and our bulk mailing costs will be 28.8 cents to 34.4 cents per individual mailing and between $10,300 to $15,400 per thousand mailings.

Subject to the availability of funds, our monthly advertising program will include advertisements in high-circulation magazines for Harley-Davidson riders such as American Iron and Hot Bike. We plan to create one-half to full-page, two-color ads for custom manufacture and catalog sales. We anticipate our advertising costs will be between $800 to $3,000 per monthly publication. We plan to advertise in at least three such publications per month and anticipate that our monthly costs will be between $2,500 and $10,000.

Subject to the availability of funds, we plan to commence a non-traditional advertising program (i.e. advertising in magazines that are not specifically geared to the motorcycle enthusiast) in magazines such as Newsweek, Time, Sports Illustrated, and the New Yorker. The demographics for Harley-Davidson riders now span every social economic group from truck drivers to company presidents, doctors, lawyers and accountants. Upper-middle class to the wealthy now comprise the largest group of Harley riders. We anticipate our advertising costs for such high end magazines will be between $4,000 to $10,000 per advertisement. We plan to place advertisements in such magazines four to five times per year.

We plan to pay for all of the above planned advertising from the revenues generated by the operation of our business.

Competition

The special construction of custom-built motorcycles, HD-type, such as we build, is an emerging market. Arlen Ness, Ultra, and Titan, among others, have already entered this market. The market for HD-type custom-built motorcycles is extremely competitive. We believe that our ability to compete successfully depends on a number of factors, including:

•	Design and development of high performance and quality motorcycles;

•	Market presence and strong brand identity;

•	Timely delivery of made-to-order motorcycles;

•	The pricing policies of our competitors and suppliers;

•	The timing and introduction of new products and services by us and others;

•	Availability of operating capital to finance our purchase of custom parts not in inventory and to maintain sufficient levels of inventory;

•	Availability of capital to finance our expansion, both at our Kingsport, Tennessee facility and into other markets;

•	Industry and general economic trends.

We cannot guarantee that we will be able to compete successfully or at all with others in the business of manufacturing and marketing custom-built, HD-type motorcycles.

Supplies

We obtain our supplies from after market Harley-Davidson suppliers and other manufacturers of motorcycle parts, such as Pro One, Bay Area Custom, J. Brake, Arlen Ness and Performance Machine. These supplies are readily available. Although we are authorized non-exclusive dealers of all the above-named suppliers and many others, we are still required to pay cash for most large motorcycle parts.

Dependence on Major Customers

We are not dependent on any major customers.

Patents, Trademarks and Licenses

We have not filed for any patents or trademarks, and we have no licenses. We are not a licensed Harley-Davidson dealer, as we do not sell new Harley-Davidson motorcycles. Although the Company believes it has obtained common law rights through the use of the name “Bad Toys” in connection with its business that are independent of the United States Patent and

Trademark Office registration process, the failure of the Company to obtain proprietary protection in the future for the use of the name “Bad Toys” could negatively affect the Company’s operations.

Government Approval and Regulations

We do not need U.S. Department of Transportation or any other governmental agency approval to build special construction motorcycles that are custom-made to a customer’s order, to rebuild motorcycles or to assemble a motorcycle from component parts that are available in the open market. Our business is subject to no government regulations other than those of the Environmental Protection Agency or (“EPA”), regulating the disposal of oil, grease, tires, batteries and the prevention of pollution. We believe we are in compliance with OSHA and EPA regulations. All of our motorcycles are built by hand rather than in a moving assembly line. Safety goggles are used when required, and fire extinguishers are readily available. We dispose of pollutants by periodically taking them to authorized disposal sites.

Research and Development

We have expended no funds during the last two years on research and development.

Cost of Compliance with Environmental Laws

The expense of complying with environmental regulations is of minimal consequence. The compliance consists of the proper disposal of oil, tires and batteries. We place all used oil in 55-gallon drums and transport them by truck to a Johnson City, Tennessee firm that cleans the oil for reuse. We take used tires to a nearby landfill. Old batteries are disposed of by the suppliers of new batteries. We believe we are in compliance with all environmental laws and regulations.

Employees

We employ five persons; four persons full time and one person part-time.

MANAGEMENT’S PLAN OF OPERATION

Financing of the Company

On August 23, 2000, the Company assumed $986,000 in loans owed to Larry N. and Susan H. Lunan, and took control of all motorcycle-related assets from the Company’s Predecessor, the former Bad Toys, Inc.

On August 24, 2000, the Company retired approximately $468,000 in debt owed principally to our majority shareholders, Larry N. and Susan H. Lunan, through the issuance of 3,605,621 shares of common stock to the Lunans at a price of $.10 per share and the issuance of 1,074,443 shares to others at a price of $.10 per share. On March 31, 2002, the Company converted the balance of the $500,000 in loans assumed from the Company’s Predecessor into

500,000 shares of preferred stock, at a price of $1.00 per share, which shares were primarily issued to the Lunans. From August 24, 2000 to December 31, 2002, the Company borrowed an additional $768,900 from the Lunans and friends and family of the Lunans. Also on March 31, 2002, the Company converted into 527,000 shares of its preferred stock $527,000 of the $768,900 owed to the Lunans and friends and family of the Lunans. On December 31, 2002, the Company converted into 200,000 shares of its common stock $100,000 of debt owed to the Lunans at a price of $.50 per share. Thereafter, as of December 31, 2002, the Company owed the Lunans $140,245 and did not owe any money to friends and family of the Lunans.

The Company has borrowed $50,000 from a financial institution, which was payable in full, together with interest accruing at an annual rate of 5.75%, on December 31, 2002. The Company currently does not have the funds to repay this loan and is attempting to negotiate a repayment extension. In the event an extension is not granted, the Company hopes either to be able to secure a loan with another financial institution to cover the amount owed until the Company has sufficient cash flow to repay the loaned amount in full or to borrow the owed funds from the Lunans. Mr. Lunan has personally guaranteed this loan. The loan is secured by certain shares of stock owned by Mr. Lunan and certain inventory of the Company. The financial institution is in possession of the stock but has not instituted legal action to take possession of the inventory. In the event the financial institution takes possession of the inventory, the Company’s short-term operations will be negatively affected, but the Company does not believe that its long-term business plan would be materially affected. Even though Mr. Lunan is a guarantor of the loan, in his capacity as a shareholder, Mr. Lunan has no legal obligation to loan funds to the Company, and there can be no assurance that he will be able to loan such funds to the Company when needed or at all.

Discussion of Operations Comparing the Years Ended December 31, 2002 and December 31, 2001

Revenues.

Revenues for the year ended December 31, 2002 were $104,376, which was a decrease of $100,192 when compared with revenue for the year ended December 31, 2001 of $204,568. The decrease is due to the fewer number of motorcycles sold during 2002. The Company’s revenues for 2002 were affected as a result of the Company’s president, Larry N. Lunan, being severely injured in October, 2001. This accident caused Mr. Lunan to be completely absent from the business of the Company until early March, 2002. From March through September 2002, Mr. Lunan worked on a periodic basis and returned full time to the Company’s business in October, 2002. In March, 2002, the Company hired a full-time store manager. The management of the Company believes that by hiring a full-time store manager, the future absence of an officer of the Company for a period of time from the operations of the Company will not have such a profound effect on the Company’s revenues.

Cost of Sales.

The decrease in the Company’s cost of sales for the year ended December 31, 2002 as compared to the year ended December 31, 2001, in the amount of $99,044, was directly related to the decrease in revenues for the year 2002 and an inventory shortage of approximately $60,000 in 2001, which occurred while Mr. Lunan was absent from the business due to his accident. The 2001 shortage of inventory appears to be the result of pilferage. None of the individuals who were employed by the Company when Mr. Lunan was absent from the Company’s operations are currently employed by the Company. The Company now checks the references of future employees. With the return of upper management and the addition of a full-time store manager, the Company does not believe that future pilferage will occur.

General And Administrative Expenses.

Comparing general and administrative expenses for the year ended December 31, 2002 to the year ended December 31, 2001, the total decrease of $88,070 was due to a reduction of legal fees. During 2001, the Company paid legal fees in connection with a pending lawsuit filed by the Company’s majority shareholders, Larry N. and Susan H. Lunan, against Mycom Group, Inc. and a labor action that was filed against the Company’s Predecessor, the former Bad Toys, Inc. and Larry N. Lunan. The labor action was dismissed on the merits in favor of the former Bad Toys, Inc. and Larry N. Lunan in December 2000. Advertising expenses decreased by $20,000 while finance charges, insurance costs, utilities, and other miscellaneous items increased equally.

Liquidity and Proposed Plans for the Next Twelve Months

The Company’s plan of operation for the next twelve months is, first, to realize positive cash flow at our Kingsport, Tennessee facility. The Company hopes to realize positive cash flow through increased sales. In March, 2002, the Company hired a store manager who is a long term resident of the Kingsport, Tennessee area and has worked in the motorcycle industry for approximately 30 years. The Company is hopeful that this employee’s knowledge of the Kingsport, Tennessee area and the motorcycle industry will directly result in increased sales for the Company. The Company has three Phoenix, two Taos and two Concord motorcycles for sale and four frames in inventory on which custom models can be built. Additional capital of approximately $50,000 will be needed to complete seven more custom-built motorcycles. We propose to finance such additional costs through front-end partial payments by customers and through bank loans, secured by contracts receivable and, if necessary, additional loans to the Company by the Lunans. As shareholders, the Lunans have no legal obligation to loan funds to the Company. There can be no assurance that the Lunans will be able to loan additional funds to the Company when needed or at all.

The Company’s management believes that it will need to raise approximately $150,000 to $200,000 to break even for the year 2003, assuming the Company’s revenues do not increase from the $104,376 in revenues generated by the Company in 2002. If 2003 revenues do not increase, the Company will seek the funds necessary to remain operational through a private offering of its securities. There can be no assurance, however, that the Company will be able to successfully raise these funds through a private offering of its securities or otherwise.

We also plan to expand our operations in Kingsport, Tennessee. The lessor of our Kingsport facility has agreed to add an additional 3,000 square feet to the facility when needed. The lessor will bear all the costs of this expansion but will charge additional rent once the expanded space is in use. We first plan, subject to the availability of capital, to add approximately $100,000 in inventory to the present approximately $380,000 in inventory we have in our Kingsport facility to offer a more complete line of equipment, helmets and soft goods. We plan next to add approximately $30,000 in plant equipment (benches, lifts, a milling machine and a drill press) to eliminate the present practice of subcontracting all our machine work. Should the above plans be realized, we would add approximately seven employees to our Kingsport payroll at an approximate cost to the Company of $5,000 per week. We plan to raise the funds necessary to expand our Kingsport operations through a private offering of our securities. There can be no assurance, however, that we will be able to successfully raise these funds through a private offering of our securities or otherwise. If we are not able to raise these funds, we will not be able to expand our Kingsport operations during this time frame or possibly at all.

In addition, we plan to open a second facility from which to conduct our business in Phoenix, Arizona, subject to the availability of additional capital. We estimate that it will cost us $1,000,000 to open a second location with $500,000 of such amount being used for inventory and $150,000 of such amount being used for equipment and leasehold improvements. Of the remaining $350,000, $75,000 would be used for advertising, and the balance of $275,000 would be used for working capital. Working capital initially would be used to pay for the cost of employees for the second facility, which is estimated to be $5,000 per week and the cost of renting the real property on which the facility would be located, which is estimated to be between $15,000 and $20,000 per month. We also plan to raise the funds necessary to open a second location through a private offering of our securities. There can be no assurance, however, that we will be able to successfully raise these funds through a private offering of our securities or otherwise. If we are not able to raise these funds, we will not be able to open a second location during this time frame or possibly at all.

Going Concern Issue

Until we are able to raise capital for expansion, We will continue business in our single facility in Tennessee. The Company’s independent auditor has identified a substantial doubt about our ability to continue as a going concern. A failure to achieve positive cash flow by the end of 2003 could be fatal to the Company. We have no expectation that the Lunans will be able to provide additional capital to the Company as they have in the past, other than the contribution of their personal services.

Costs of Filing Periodic Reports

The filing of this Form 10-SB registration statement subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company’s business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The annual auditor’s services must be paid for in cash. Should cash not be available to pay for these auditor’s services, the Company will have to seek to borrow these needed funds from the Lunans or other sources not yet identified or needed. There can be no assurance that the Lunans will be able to loan these funds to the Company when needed or at all.

Cautionary Note

The description of the Company’s business and its plan of operation contains forward-looking statements. Reference is made in particular to the description of the Company’s plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included above. Such statements, which contain terms such as “expect”, “believe”, “anticipate”, “suggest”, “indicate” and similar terms of uncertainty, are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include failure to raise additional capital and general economic conditions.

DESCRIPTION OF PROPERTIES

The Company leases a retail and manufacturing operation at a single facility in a specially designed 3,000-square-foot retail and service building. The retail facility is located at 2046 West Stone Drive, Kingsport, Tennessee 37660.

The facility is in a high traffic area with approximately 15,000 vehicles passing by a day. The facility is easily accessible by freeway and should draw customers from a 150-mile radius with a local population of approximately 3,000,000 people. The property has ample parking and an outside area for weekend events and motorcycle display.

The forward area of the showroom is for the display of our custom-built motorcycles. We also plan to use this area to display rebuilt Harley-Davidson motorcycles for resale, if and when we begin this facet of our planned business.

The facility showroom, if our operations in Kingsport, Tennessee are expanded, will emphasize permanently affixed displays of products with secured inventory storage compartments. This should provide an efficient use of display space, increased security, efficient showroom stocking maintenance and enhanced inventory control. The showroom will be organized to allow for variation in location of displays to accommodate customer traffic flow within the store and to heighten interest.

The warehouse area of the facility has adequate space to stock and store quantities of all items on display in the showroom in addition to numerous other mechanical parts and items not displayed which are in daily demand.

The service and assembly area is large enough to house a staff of mechanics and service personnel and is capable of accommodating the custom building of motorcycles and the rebuilding of Harley-Davidson motorcycles for resale, if and when we begin this planned facet of our business.

The lease on the facility expires in April 2003. The lease is with a shareholder of the Company at rates We believe are competitive in the area for similar space, and has been partially prepaid for the term of the lease through the issuance of 100,000 shares of the Company’s restricted common stock, at an issue price of $.10 per share, to the lessor of the property. Accordingly, total consideration paid to the lessor in stock was $10,000. We also pay the lessor $980.00 in cash per month as additional rent for a total monthly rent of $1,500. We also pay $250 per month to Larry N. Lunan, one of our majority shareholders for use of additional office space owned by Mr. Lunan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of December 31, 2002, the number of shares of common stock of the Company beneficially owned by each officer and director of the Company, individually and as a group, and by each person known to the Company to be the beneficial owner of more than five (5%) percent of the common stock.

Name and Address	Number of Shares of Common Stock	Percent
Larry N. Lunan[1]	4,005,621	66.647%
2344 Woodridge Ave.
Kingsport, TN 37664

[1]	Mr. Lunan beneficially owns these shares with his wife, Susan. 2,310,586 of these shares are in Mr. Lunan’s name as holder. Mr. Lunan disavows beneficial ownership of the remaining 1,695,035 shares that are held in Mrs. Lunan’s name. Accordingly, without including the shares held in the name of Mrs. Lunan, Mr. Lunan owns 38.444% of the issued and outstanding shares of the Company’s common stock.

Susan H. Lunan[2]	4,005,621	66.647%
2344 Woodridge Ave.
Kingsport, TN 37664

Roger A. Warren	50,000	0.008%
17130 Redhill Ave.
Irvine, CA 92714

Clinton L. Hubbard	150,000	2.495%
10 Rivera
Coto De Casa, CA 92679

Officers and Directors[3]	4,205,621	69.974%
as a group (3 persons)

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;

The Company’s directors, officers and significant employees occupying executive officer positions, their ages as of December, 2002, the directors’ terms of office and the period each director has served are set forth in the following table:

Person	Position and Offices	Since	Director’s Term Expires
Larry N. Lunan, 61	President, CEO and Chairman of the Board of Directors	2000	2002

Roger A. Warren, 38	Vice President, CFO, Secretary and Director	2000	2002

Clinton L. Hubbard, 51	Director	2000	2002

LARRY N. LUNAN. Mr. Lunan founded Bad Toys, Inc., the Company’s Predecessor, in April 1995, but has devoted his full-time efforts to the business since mid-1994. Mr. Lunan has been an active motorcycle hobbyist since the mid-1950s. Mr. Lunan received a certified public

[2]	Mrs. Lunan beneficially owns these shares with her husband, Larry. 1,695,035 of these shares are in Mrs. Lunan’s name as holder. Mrs. Lunan disavows beneficial ownership of the remaining 2,310,586 shares that are held in Mr. Lunan’s name. Accordingly, without including the shares held in the name of Mr. Lunan, Mrs. Lunan owns 28.202% of the issued and outstanding shares of the Company’s common stock.

[3]	Without including the shares held by Mrs. Lunan, of which Mr. Lunan disavows beneficial ownership, the total number of shares held by the officers and directors as a group is 2,510,586, which represents 41.772% of the issued and outstanding shares of the common stock of the Company.

accountant certificate in 1968 and was an accountant with Haskins & Sells from 1967 to 1971. From 1971 to 1975 Mr. Lunan was a controller and vice president of finance for Itel Leasing Corporation. From 1975 until 1982 he was vice president of finance for Arcata Book Group, a subsidiary of Arcata Corporation. From 1982 until July 1994 he was employed as president of Fors Capital Corporation, a wholly-owned business consulting firm. In this capacity he was active in development-stage companies and capital formation.

ROGER A. WARREN. Mr Warren is a C.P.A. for Stafford & Warren, a C.P.A. firm specializing in small, start-up, and development-stage companies. Client industries served include manufacturing enterprises, real estate, professional service corporation, mining operations, and environmental clean-up. Mr. Warren was an accountant with Arthur Young & Co. from 1986 to 1990 and received a certified public accounting certificate in 1990. He then practiced accountancy as a sole proprietor from 1990 until 1998, when he combined his practice with Stafford & Associates to form Stafford and Warren.

CLINTON L. HUBBARD. Mr. Hubbard is a practicing lawyer in Irvine, California, specializing in business and real estate matters. He was admitted to the Colorado Bar in 1974 and to the California Bar in 1978. Mr. Hubbard was also the Executive Vice-President for Sales and Marketing for Pleion Corporation, a medium size office equipment manufacturing company. His background also includes service in the United States Marine Corps as an infantry officer, and as a judge advocate and military judge following law school, retiring from the reserves as a Lieutenant Colonel in 1990.

EXECUTIVE COMPENSATION

Set forth below is the compensation paid during fiscal years 2000, 2001 and 2002 to the President and Chief Executive Officer of the Company. During the period, no executive officer of the Company received compensation that exceeded $100,000.

Name	Fiscal Year	Annual Salary	Compensation Bonus
Larry N. Lunan, President and CEO	2002	$72,000	-0-

Larry N. Lunan, President and CEO	2001	$72,000	-0-

Larry N. Lunan, President and CEO	2000	$72,000	-0-

During the last three fiscal years, no executive officer of the Company has been granted stock options or stock appreciation rights and no executive officer has been granted stock in exchange for services. The Company has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one fiscal year.

Directors of the Company receive no compensation for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, there were no transactions during the last two fiscal years, and there are no proposed transactions, that involve amounts in excess of $60,000 to which the Company was or is to be a party in which any director, executive officer, beneficial owner of more than five percent of the Company’s common stock, or members of their immediate families had, or is to have, a direct or indirect material interest.

On August 23, 2000, the Company assumed $986,000 in loans, and took control of all motorcycle-related assets from the Company’s Predecessor, the former Bad Toys, Inc. On August 24, 2000, the Company retired approximately $468,000 in debt owed primarily to our majority shareholders, Larry N. and Susan H. Lunan, through the issuance of 3,605,621 shares of common stock to the Lunans and 1,074,443 shares of common stock to others at a price of $.10 per share. On March 31, 2002, the Company converted the balance of the $500,000 in loans assumed from the Company’s Predecessor into 500,000 shares of preferred stock, at a price of $1.00 per share, which shares were primarily issued to the Lunans. From August 24, 2000 to December 31, 2002, the Company borrowed an additional $768,900 from the Lunans and friends and family of the Lunans. Also on March 31, 2002, the Company converted into 527,000 shares of its preferred stock $527,000 of the $768,900 owed to the Lunans and friends and family of the Lunans. On December 31, 2002, the Company converted into 200,000 shares of its common stock $100,000 of debt owed to the Lunans at a price of $.50 per share. Thereafter, as of December 31, 2002, the Company owed the Lunans $140,245 and did not owe any money to friends and family of the Lunans. In addition, the Company has spent $70,000 on legal fees in connection with the Lunans’ litigating a $300,000 claim against Mycom Group, Inc. in connection with a merger between Mycom Group, Inc. and the Company’s Predecessor that occurred in August, 2000. If the Lunans receive any money as a result of this claim, such money will be contributed to the Company as additional capital.

DESCRIPTION OF SECURITIES

The Company is filing this registration statement in connection with its common stock, $0.01 par value per share (the “Common Stock”). The Company is authorized to issue 40,000,000 shares of Common Stock, of which 6,010,200 shares were issued and outstanding as of December 31, 2002. The Company is also authorized to issue 10,000,000 shares of 10% cumulative convertible preferred stock, $.01 par value per share (the “Preferred Stock”), of which 908,888 shares were issued and outstanding as of December 31, 2002. Due to inadvertent error, the rights and preferences of the Preferred Stock were not officially designated by filing Articles of Amendment to the Company’s Articles of Incorporation until October 21, 2002. The Company’s Board of Directors, however, has ratified all past issuances of Preferred Stock.

Common Stock

Voting Rights.    Holders of shares of Common Stock have one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

Dividend Rights.    Holders of record of shares of Common Stock receive dividends when and if declared by the board of directors out of funds of the Company legally available therefore.

Liquidation Rights.    Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company’s Preferred Stock.

Preemptive Rights.    Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Dissenters’ Rights.    Under current Nevada law, a shareholder is afforded dissenters’ rights which, if properly exercised, may require the Company to purchase a dissenting shareholder’s shares. Dissenters’ rights commonly arise in extraordinary transactions such as mergers, liquidating distributions, and certain amendments to the Company’s Articles of Incorporation.

Preferred Stock

Voting Rights.    Holders of shares of Preferred Stock generally have no voting rights; provided, however, the Company may not amend its Articles of Incorporation or Bylaws without the approval of the holders of a majority of the Preferred Stock if such amendment would materially and adversely change the rights, preferences or privileges of any shares of the Preferred Stock.

Dividend Rights.    Dividends on the Preferred Stock cumulate, on a pro forma basis, at the rate per annum of ten percent (10%) of the liquidation preference per share, $1.00, compounded annually (as adjusted for any stock dividends, combinations or splits with respect to such shares). Such dividends will be payable only when and as declared by the board of directors upon the earlier of the date the Company makes any distribution of cash dividends to the holders of the Common Stock or upon the consummation by the Company of an initial underwritten public offering under the Securities Act of 1933, as amended. Dividends shall otherwise be cumulated only for the purpose of determining the aggregate liquidation preference and the aggregate redemption price of the Preferred Stock.

Liquidation Rights.    Upon any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of junior stock, which include holders of the Common Stock, the amount of $1.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all cumulated and unpaid dividends on such share, whether or not earned or declared, for each share of Preferred Stock then held by them.

Redemption by the Company.    Shares of the Preferred Stock are redeemable at the option of the Company, in whole or in part, on a pro rata basis among the holders of the Preferred Stock, at any time at a price equal to $1.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all dividends accrued but unpaid with respect to each such share up to the date fixed for redemption.

Conversion Rights.    Each share of Preferred Stock is convertible into ten (10) fully paid and non-assessable shares of Common Stock, at the option of the holder thereof, at any time after the date of issuance by the Company. Each share of Preferred Stock shall, at the option of the Company, automatically be converted into shares of Common Stock upon the date of closing of the sale of shares of the Company’s securities through an initial underwritten public offering registered under the Securities Act of 1933, as amended.

Preemptive Rights.    Holders of Preferred Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Dissenters’ Rights.     Under current Nevada law, a shareholder is afforded dissenters’ rights which, if properly exercised, may require the Company to purchase a dissenting shareholder’s shares. Dissenters’ rights commonly arise in extraordinary transactions such as mergers, liquidating distributions, and certain amendments to the Company’s Articles of Incorporation.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There is no public trading market for the Company’s Common Stock. We have applied for OTC Bulletin Board quotation rights, and we expect our Common Stock to be quoted sometime during the early spring of 2003.

As of December 31, 2002, there were 6,010,200 shares of Common Stock outstanding. An additional 9,088,880 authorized but unissued shares of our Common Stock are subject to securities convertible into such shares of stock.

Holders

As of December 31, 2002, there were 73 holders of record of our Common Stock.

Dividends

We have paid no dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

LEGAL PROCEEDINGS

Neither the Company nor our property is a party to any pending legal proceeding or any known proceeding that a governmental authority is contemplating. The Company’s majority shareholders, Larry N. Lunan and Susan H. Lunan, have filed a $300,000 claim against Mycom Group, Inc. in connection with a merger between Mycom Group, Inc. and the Company’s Predecessor that occurred in August, 2000. The Lunans believe that as a part of that transaction (whereby Mycom Group, Inc. acquired the Predecessor Company’s corporate shell through a merger for use in an unrelated business), Mycom Group, Inc. was to have paid the Lunans $300,000, which did not occur. This litigation is pending in the United States District Court for the Southern District of Ohio. The Lunans have also filed a malpractice claim against an attorney who advised the Predecessor Company in connection with this merger seeking damages in the amount of $300,000. There can be no assurance that the Lunans will be successful in pursuing either claim.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our accountants since inception.

RECENT SALES OF UNREGISTERED SECURITIES

During August, 2000, the Company conducted a private offering of shares of its common stock in reliance upon the exemption from registration provided by Section 3(b) of the Securities Act of 1933 and Regulation D, Rule 504 promulgated thereunder. The Company sold 4,680,064 shares pursuant to this offering for an aggregate purchase price of $468,005. The majority of the stock was issued to Larry Lunan and Susan Lunan in exchange for the cancellation of approximately $468,000 of indebtedness owed to the Lunan’s by the Company. Other sales were made in exchange for the cancellation of debt owed by the Company, and one sale was made in exchange for partially prepaid rent of the Company’s leased facilities. The names of the persons who received shares of stock, the dates the shares were issued, the number of shares issued and the value of the shares on the dates of the issuances are set forth below. All of the persons listed below had a preexisting relationship with the Company and our president, Larry N. Lunan. Some of the persons are employees of the Company. Susan H. Lunan is the spouse of Larry N. Lunan. Gary Andes is the lessor of our facilities.

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Larry N. Lunan	08-24-00	1,900,000	$190,000	(1)

Susan H. Lunan	08-24-00	1,695,035	169,503	(1)

Gary Andes	08-31-00	50,000	5,000	(2)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Jackie Blevins	08-31-00	2,000	200	(1)
Andrew Broome	08-31-00	20,000	2,000	(1)
Gary Bryant	08-31-00	100	10	(1)
Jon Byrd	08-31-00	30,000	3,000	(1)
Jon L. Byrd, Jr.	08-31-00	5,000	500	(1)
Stan Caplan	08-31-00	25,000	2,500	(1)
John Clark	08-31-00	150,000	15,000	(1)
Wayne Culbertson	08-31-00	71,429	7,142	(1)
Susan Ford	08-31-00	1,000	100	(1)
Bill J. Gouge	08-31-00	4,000	400	(1)
Clinton Hubbard	08-31-00	100,000	10,000	(1)
C.H. Investments	08-31-00	225,000	22,500	(1)
Al Kau	08-31-00	50,000	5,000	(1)
Saul Kaminsky	08-31-00	10,000	1,000	(1)
Ron Koenig	08-31-00	20,000	2,000	(1)
Christopher Ledford	08-31-00	25,000	2,500	(1)
Julie Lunan	08-31-00	25,000	2,500	(1)
Krista Lunan-Gaynor	08-31-00	25,000	2,500	(1)
Bill Moss	08-31-00	26,500	2,650	(1)
Judah Roth	08-31-00	20,000	2,000	(1)
Aaron Shrira	08-31-00	100,000	10,000	(1)
Mark Taggetz	08-31-00	50,000	5,000	(1)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Roger Warren	08-31-00	50,000	5,000	(1)

(1)	Satisfaction and payment of loans made to the Company.

(2)	Partially prepaid rent for the Company’s facility in Tennessee through April 2003.

During March, 2001, the Company conducted a second private offering of shares of its common stock in reliance upon the exemption from registration provided by Section 3(b) of the Securities Act of 1933 and Regulation D, Rule 504 promulgated thereunder. The Company sold 735,636 shares pursuant to this offering for an aggregate purchase price of $64,091. Sales were made primarily in exchange for the cancellation of debt owed by the Company, and one sale was made in exchange for partially prepaid rent of the Company’s leased facilities. In addition, Larry N. Lunan paid for and made bona fide gifts of 194,500 shares of the Company’s Common Stock during the same period of time. The Company is including these issuances in this section of its registration statement, even though the Company believes these issuances do not constitute “sales” within the meaning of the Securities Act of 1933. The names of the persons who received shares of stock, the dates the shares were issued, the number of shares issued and the value of the shares on the dates of the issuances are set forth below. All of the persons listed below had a preexisting relationship with the Company and our president, Larry N. Lunan. Some of the persons are employees of the Company. Susan H. Lunan is the spouse of Larry N. Lunan. Gary Andes is the lessor of our facilities.

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Gary Andes	03-31-01	50,000	5,000	(2)
John Bainard	03-31-01	1,000	100	(1)
Dee Bardes	03-31-01	400	40	(1)
Philip M. Bardes	03-31-01	200	20	(1)
Barter Theater	03-31-01	20,000	2,000	(3)
Kristian Burnett	03-31-01	20,000	2,000	(1)
Joe Cerone	03-31-01	100	10	(1)
Mary Drew Cerone	03-31-01	100	10	(1)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Bill Clark	03-31-01	1,000	100	(1)
John Clark	03-31-01	150,100	5,010	(1)
Leah Clark	03-31-01	22,000	2,200	(1)
Jason Clark	03-31-01	1,500	150	(1)
Colleen Clark	03-31-01	1,500	150	(1)
Classic Designs	03-31-01	1,000	100	(1)
Matthew D. Davidson	03-31-01	1,250	125	(1)
Tyler S. Elliott	03-31-01	100	10	(1)
Charlotte B. Givens	03-31-01	60,000	6,000	(1)
James Grey	03-31-01	250	25	(1)
Shannon Grey	03-31-01	250	25	(1)
Peter Grosz	03-31-01	2,500	250	(1)
Opie Hamilton	03-31-01	2,000	200	(1)
Diane Hartgrove	03-31-01	500	50	(1)
Clinton L. Hubbard	03-31-01	50,000	5,000	(1)
Burt Jarrell	03-31-01	2,000	200	(1)
Jim Johnston	03-31-01	1,000	100	(1)
Mike Johnston	03-31-01	1,000	100	(1)
Jeff Johnson	03-31-01	1,000	100	(1)
Al Kau	03-31-01	150,000	15,000	(1)
Saul Kaminsky	03-31-01	12,500	1,250	(1)
Pat Kelley	03-31-01	25,000	2,500	(1)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
John Lunan	03-31-01	25,000	2,500	(3)
Krista Lunan-Gaynor	03-31-01	100,000	10,000	(3)
Larry N. Lunan	03-31-01	10,586	1,586	(1)
Karen Malbin	03-31-01	10,000	1,000	(1)
Mario Mainero	03-31-01	15,000	1,500	(1)
Janice Miller	03-31-01	100	10	(1)
Kevin Mister	03-31-01	1,000	100	(1)
Bill Moss	03-31-01	12,500	1,250	(1)
Bruce Moss	03-31-01	1,000	100	(1)
Nevada Agency & Trust	03-31-01	6,000	600	(3)
Charlotte Proto	03-31-01	100	10	(1)
Michael Proto	03-31-01	100	10	(1)
Danny & Prisella Redwine	03-31-01	500	50	(1)
Joe Romo	03-31-01	10,000	1,000	(3)
Andrew Shoemaker	03-31-01	30,000	3,000	(1)
Aaron Shrira	03-31-01	116,000	11,600	(1)
Elizabeth Slaughter	03-31-01	500	50	(3)
Todd Sutherlin	03-31-01	1,500	150	(1)
Steven Trent	03-31-01	4,000	400	(1)
Louis W. Tully	03-31-01	1,000	100	(3)
Ray Valle	03-31-01	1,000	100	(3)
Yes It Counts	03-31-01	5,000	500	(1)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Jan A. Zemanek	03-31-01	1,000	100	(3)

(1)	Satisfaction and payment of loans to the Company.

(2)	Partially prepaid rent for the Company’s facility in Tennessee through April, 2003.

(3)	Paid for and gifted by Larry N. Lunan to holder thereof.

In addition, on September 30, 2002, Larry Lunan converted 100,000 shares of Preferred Stock owned by him into 200,000 shares of our Common Stock and on December 31, 2002, the Company converted $100,000 of debt owed to the Lunans into 200,000 shares of common stock at a price of $.50 per share, which shares were issued to Mr. Lunan. Both of these issuances of Common Stock were made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

Finally, on March 31, 2002, we sold 1,027,000 shares of our Preferred Stock for an aggregate purchase price of $1,027,000 in an offering exempt from registration pursuant to the provisions of Section 4(2) of the Securities Act of 1933 and Regulation D, Rule 506 promulgated thereunder, as described below. No underwriters or broker-dealers were used to effect any of the sales, all of which were made by the Company’s officers and directors. Sales were made in exchange for the cancellation of $1,027,000 in debt owed by the Company to the holders of the Preferred Stock. All of the holders of the Preferred Stock had a preexisting relationship with the Company and our president, Larry N. Lunan. Some of the persons are employees of the Company. Susan H. Lunan is the spouse of Larry N. Lunan. Gary Andes is the lessor of our facilities. All of the persons listed are “accredited investors” within the meaning of Regulation D, Rule 501(a).

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Gary Andes	03-31-02	10,000	10,000	(1)
Andrew T. Broome	03-31-02	2,000	2,000	(1)
Jon L. Byrd, Jr.	03-31-02	2,000	2,000	(1)
R. Wayne Culbertson	03-31-02	6,000	6,000	(1)
Clint Hubbard	03-31-02	10,000	10,000	(1)

Saul Kaminsky	03-31-02	5,000	5,000	(1)
Al Kau	03-31-02	25,000	25,000	(1)
Larry N. Lunan[4]	03-31-02	468,500	468,500	(1)
Susan H. Lunan[5]	03-31-02	468,500	468,500	(1)
Aaron Shrira	03-31-02	20,000	20,000	(1)
Mark Taggetz	03-31-02	10,000	10,000	(1)

(1)	Satisfaction and payment of loans to the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Nevada corporation law, a corporation may indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation may provide similar indemnification, provided that, should any such persons be adjudged to be liable to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees.

A corporation may advance anticipated expenses for such suits or proceedings upon undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may,

[4]	On March 31, 2002, 50,000 shares of such Preferred Stock were converted into 100,000 shares of the Company’s Common Stock. As of the same date, Mr. Lunan cancelled 9,056 shares of Preferred Stock owned by him.

[5]	On March 31, 2002, 50,000 shares of Preferred Stock were converted into 100,000 shares of the Company’s Common Stock. As of the same date, Mrs. Lunan cancelled 9,056 shares of Preferred Stock owned by her.

purchase and maintain liability insurance on behalf of any person who is or was a director, officer employee or agent of the corporation. As a result of Nevada corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

The Company’s Bylaws provide indemnification consistent with Nevada law.

BAD TOYS, INC.

FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITORS’ REPORT

YEARS ENDED DECEMBER 31, 2002 AND 2001

BAD TOYS, INC.

Page
Auditors’ Report	F-1
Balance Sheets as of December 31, 2002 and 2001	F-2-3
Statements of Income (Losses) for the Years Ended December 31, 2002 and December 31, 2001	F-4
Statements of Cash Flows for the Years Ended December 31, 2002 and December 31, 2001	F-5-6
Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2002 and December 31, 2001	F-7
Notes to the Financial Statements	F-8-13

T. Alan Walls, CPA, P.C.

3119 Bristol Highway, Suite 104

Johnson City, Tennessee 37601

Telephone: (423) 854-9908

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

Bad Toys, Inc.

Kingsport, TN

I have audited the accompanying balance sheets of Bad Toys, Inc. as of December 31, 2002 and 2001 and the related statements of income (losses), cash flows and changes in stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

My audits were conducted in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bad Toys Inc. as of December 31, 2002 and 2001 and the results of operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

T. Alan Walls, CPA, P.C.

Johnson City, Tennessee

March 22, 2003

Bad Toys, Inc.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
ASSETS

Current Assets:
Cash and Cash Equivalents	$5,618	$2,605
Accounts Receivable	485	2,735
Inventory	380,921	313,234
Prepaid Expenses	8,166	5,025

Total Current Assets	395,190	323,599

Property and Equipment:

Property and Equipment, net of Depreciation	62,882	102,061

Other Assets:

Due from Mycom, Inc.	300,000	0
Utility Deposits	280	280

Total Other Assets	300,280	280

TOTAL ASSETS	$758,352	$425,940

See accompanying notes to financial statements.

Bad Toys, Inc.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Liabilities and Stockholders’ Equity

Current Liabilities:

Accounts Payable	$41,373	$22,012
Wages Payable	36,000	59,000
Sales Tax Payable	2,850	1,250
Payroll Taxes Payable	36,280	19,422
Note Payable	48,286	50,000

Total Current Liabilities	164,789	151,684

Noncurrent Liabilities:
Note Payable-Shareholder	140,245	953,519

TOTAL LIABILITIES	$305,034	$1,105,203

Stockholders’ Equity (Deficit):
Common Stock, $.01 par value; 40,000,000 Authorized; 6,010,200 and 5,610,200 shares issued and outstanding at December 31, 2002 and 2001, respectively.	60,102	56,102
Preferred Stock, $1.00 par value; 908,888 and 0 issued and outstanding at December 31, 2002 and 2001, respectively.	908,888	-0-
Additional Paid-in Capital	1,583,698	1,051,270
Accumulated Deficit	(2,099,370)	(1,786,635)

Total Stockholders’ Equity (Deficit)	453,318	(679,263)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$758,352	$425,940

See accompanying notes to financial statements.

Bad Toys, Inc.

Statements of Income (Losses)

Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES:
Sales	$104,376	$204,568
Cost of Sales	77,277	255,012

Gross Profit (Loss)	27,099	(50,444)

COSTS AND EXPENSES:
General and Administrative Expenses	226,269	314,339

Income (Loss) from Operations before interest expense	(199,170)	(364,783)
Other Income/Expense:
Interest expense	(113,565)	(92,117)

Net Loss	$(312,735)	$(456,900)

BASIC and DILUTED EARNINGS/(LOSS) PER COMMON SHARE	$(.05)	$(.08)

See accompanying notes to financial statements.

Bad Toys, Inc.

Statements of Cash Flows

Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(312,735)	$(456,900)

Adjustments to Reconcile Net Loss to Net Cash Used For Operating Activities:
Depreciation and Amortization	45,651	44,357
Interest Expense	113,565	0
Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable	2,250	(2,735)
(Increase) Decrease in Prepaid Expenses and Other Assets	(3,141)	5,801
(Increase) Decrease in Inventories	11,004	58,338
Increase (Decrease) in Accounts Payable and Accrued Liabilities	14,819	53,246

Total Adjustments	184,148	159,007

Net Cash Used For Operating Activities	(128,587)	(297,893)

See accompanying notes to financial statements.

Bad Toys, Inc.

Statements of Cash Flows

Years Ended December 31, 2002 and 2000

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES:

Cash Payments for the Purchase of Property	$(6,472)	$(7,652)

Net Cash Provided by (Used for) Investing Activities	(6,472)	(7,652)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments on note payable	(1,714)	0
Proceeds from Shareholder Debt-Net	139,786	209,398
Proceeds from Issuance of Common Stock	0	91,000

Net Cash Provided by (Used for) Financing Activities	138,072	300,398

Net Cash Increase (Decrease)	3,013	(5,147)
Cash, Beginning	2,605	7,752

Cash-Ending	$5,618	$2,605

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid for Interest	$0	$4,750

Non-cash transactions:

Reference Notes 1, 6 and 7

Preferred Stock cancelled in exchange for inventory. Reference Note 6.

See accompanying notes to financial statements.

Bad Toys, Inc.

Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2002 and 2001

	Number of Shares Preferred Stock	Preferred Stock	Number of Shares Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at beginning of year—January 1, 2001	0	$0	4,680,000	$46,800	$969,572	$(1,329,735)	$(313,363)
Net Loss						(456,900)	(456,900)
Issuance of Common Stock	0	0	930,200	9,302	81,698		91,000

Balance December 31, 2001	0	0	5,610,200	56,102	1,051,270	(1,786,635)	(679,263)
Net Loss						(312,735)	(312,735)
Issuance of Preferred Stock for debt reduction	1,027,000	1,027,000			36,428		1,063,428
Contributed Capital					300,000		300,000
Cancelled preferred for inventory	(18,112)	(18,112)					(18,112)
Conversion preferred to Common Stock	100,000	(100,000)	200,000	2,000	98,000		0
Conversion of Debt to Common Stock	0	0	200,000	2,000	98,000		100,000

Balance December 31, 2002	908,888	$908,888	6,010,200	$60,102	$1,583,698	$(2,099,370)	$453,318

See accompanying notes to financial statements

Bad Toys, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 1.    SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Bad Toys, Inc (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company operates a custom motorcycle manufacturing and service facility in Kingsport, Tennessee. The Company offers retail parts and product sales as well as motorcycle service to its customers seven days a week. The Company has developed a line of custom motorcycles for the upscale retail market. Several of these motorcycles have been constructed.

The Company, BTMC, Inc. was organized and incorporated in the State of Nevada on June 1, 2000 and began business on August 23, 2000. BTMC, Inc. then changed its name to Bad Toys, Inc. once it began operations. The Company is the successor to a motorcycle business, which was founded by the majority shareholder and was previously operated within another corporate entity, which also used the corporate name of Bad Toys, Inc.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. For financial statement and federal income tax purposes, depreciation is computed using the straight line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided using rates based on the following useful lives:

Years
Leasehold Improvements	5 years
Machinery and Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years

Depreciation expense for the years ended December 31, 2002 and 2001 is $45,651 and $44,357, respectively.

Bad Toys, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Inventories

Inventories are stated at a lower of standard cost (which approximates average cost) or market.

Concentration of Credit Risk

The Company is engaged in the manufacture and servicing of highly customized motorcycles. The sales revenues are primarily derived from an area encompassing a two hundred mile radius of Kingsport, Tennessee. The Company performs credit evaluations of customers in the rare cases where credit is granted and generally requires no collateral from its customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

NOTE 2.    INVENTORY:

	December 31, 2002	December 31, 2001
Parts for resale	$133,092	$110,468
Work in Process	46,617	10,551
Finished Goods	201,212	192,215

	$380,921	$313,234

NOTE 3.    PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

	December 31, 2002	December 31, 2001
Equipment	$34,665	$32,193
Furniture and Fixtures	9,294	9,294
Leasehold Improvements	53,182	53,182
Vehicles	108,893	104,893
	206,034	199,562
Less Accumulated Depreciation	(143,152)	(97,501)

Property and equipment—net	$62,882	$102,061

Bad Toys, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 4.      NOTES PAYABLE AND LONG TERM DEBT:

Notes Payable consist of the following:

	2002	2001
Bank note payable, interest rate 5.25% secured by stock, title, inventory Maturity June 30, 2002	$48,286	$50,000

Long term debt consist of the following:
Unsecured Notes Payable to stockholder due January 1, 2004 with interest at 10.0%, convertible to common stock at $0.10 per share	$140,245	$953,519

NOTE 5.    INCOME TAXES:

The Company has loss carryforwards totaling $912,160 that may be offset against future taxable income. If not used the carryforwards will expire as follows:

Operating Losses
Year 2020	$142,525
Year 2021	456,900
Year 2022	312,735

$912,160

Components—Current and Deferred

	2002	2001
Current	$0	$0
Deferred benefit	273,648	179,827
Valuation Allowance	(273,648)	(179,827)

Total	$0	$0

Deferred taxes are recognized for the temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to operating loss carryforwards. The Company does not have any indication that the net operating loss carryforward will be realized. Therefore, a deferred tax asset has been recorded. However, a valuation allowance has been recorded to reflect a net deferred tax asset of $-0- as of December 31, 2002 and 2001.

Bad Toys, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 6.    RELATED PARTY TRANSACTIONS:

The following transactions occurred between the Company and affiliated entities:

1.	The Company has notes payable to shareholders which are detailed in Note 4 of these footnotes. Net loans from shareholders amounted to $140,245 and $953,519 as of December 31, 2002 and 2001, respectively.

2.	The Company leases its facilities from a minority stockholder as described in Note 7.

3.	The Majority shareholder of the Company converted Note payable to the shareholder into $1.00 par value Preferred Stock which is convertible to Common Stock at a ratio of 1:10. The transaction converted $1,063,428 of debt to shareholder into Preferred Stock. An amount of $18,112 was cancelled by the Company in exchange for inventory stock.

4.	The majority shareholder contributed an asset to the Company valued at $300,000. This transaction was recorded as additional paid in capital to the Company. Reference all Note 11.

5.	The majority shareholder converted shareholder debt to Common Stock in the amount of $100,000 for 200,000 shares of Common Stock.

6.	The majority shareholder converted Preferred Stock to Common Stock in the amount of $100,000 for 200,000 shares of Common Stock.

NOTE 7.    LEASING ARRANGEMENTS:

The Company conducts its operations from facilities that are leased under an operating lease expiring in December 31, 2003. There is no option to renew the lease. The lessor of the facility is a stockholder of the Company. The Lessor has received shares of stock of the predecessor Company transferred to Mycom, Inc., predecessor company as described in Note 1, as prepaid rent for the term of the lease. The Lessor has also received 100,000 shares at $.10 per share of the newly formed company as prepaid rent. Monthly rent is $1,500. The Company also pays $250 per month for use of additional office space owned by the majority shareholder of the Company.

Bad Toys, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 7.    LEASING ARRANGEMENTS (CONTINUED):

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2003:

Year Ending December 31	Amount
2003	$21,000

$21,000

Rental expense for the periods ended December 31, 2002 and 2001 was $20,360 and $20,040, respectively.

NOTE 8.    OPERATING AND CASH FLOW DEFICITS:

The Company has experienced significant adversity during its existence. As a result, the Company has a cumulative operating deficit of $2,099,370, and current liabilities, exceeds cash and current receivables by $158,686, at December 31, 2002. Management is anticipating additional changes to generate a capital inflow in 2003. While the proposed capital injection as well as potential conversions of debt to common stock, do project to improve the Company’s working capital position, there can be no assurance that the Company will be successful in accomplishing its objectives.

NOTE 9.    EARNINGS PER SHARE

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number off common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles the amounts reported in the financial statements:

	For the Year Ended December 31, 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income from continuing operations	$(312,735)	6,010,200	$(.05)
Effect of dilutive securities:
Convertible Preferred Stock	—	9,088,880	—
Convertible related party debt	—	1,402,450	—

Income available to common Stockholders—dilutive earnings per share	$(391,426)	16,501,530

(Other potential common stock is anti-dilutive)

Bad Toys, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 9.    EARNINGS PER SHARE (CONTINUED)

	For the Year Ended December 31, 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income from continuing operations	$(456,900)	5,610,200	$(.08)
Effect of dilutive securities:
Convertible related party debt	—	9,535,190	—

Income available to common Stockholders—dilutive earnings per share	$(456,900)	15,145,390

(Other potential common stock is anti-dilutive)

During 2002 and 2001, the Company had Unsecured Notes Payable to Shareholders which was convertible to common stock at $.10 per share. The Unsecured Notes Payable to Shareholders was still outstanding at December 31, 2002.

NOTE 10.    ACCUMULATED DEFICIT

The Company, BTMC, Inc. was organized and incorporated in the State of Nevada on June 1, 2000 and began business on August 23, 2000. BTMC, Inc. then changed its name to Bad Toys, Inc. once it began operations. The Deficit Accumulated for the newly organized company has been adjusted to reflect the total amount of accumulated deficit as of December 31, 1999 in the amount of ($939,340) created by the predecessor Company.

NOTE 11.    OTHER ASSETS

Other Assets consist of the following:

	December 31, 2002	December 31, 2001
Other receivable—Mycom Group, Inc.	$300,000	$0

Mycom Group, Inc. was to pay $300,000 to the controlling shareholders as a part of the sale of the predecessor company. The Other Asset represents the $300,000 due from Mycom Group, Inc. to the majority shareholders. This asset was transferred to the company by the controlling shareholder and recorded as additional paid in capital. The Company and its majority shareholders are pursuing legal remedies for collection of this amount. A motion for dismissal by Mycom Group, Inc. was dismissed by the judge allowing the case to proceed to trial as ruled by the Senior Judge of United States District Court issued on October 25, 2002.

NOTE 12.    PREFERRED STOCK

Purchase price of preferred stock is $1.00 per share with dividend rate of 10% per annum on a cumulative basis. Preferred Stock has liquidation preference over common stock and is convertible to common stock at a 1:10 ratio. It is redeemable by the company at $1.00 per share plus accumulated dividends.

EXHIBITS

Index to Exhibits

Exhibit No.	Description

2	Articles of Incorporation of Bad Toys, Inc.

2.1	Amendment to Articles of Incorporation of Bad Toys, Inc,.

2.2	Articles of Amendment to and Restatement of Articles of Incorporation of Bad Toys, Inc.

2.3	Articles of Amendment to Articles of Incorporation of Bad Toys, Inc. Determining and Designating the Preferences, Limitations and Relative Rights of 10% Cumulative Convertible Preferred Stock.

2.4	By-Laws of Bad Toys, Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BAD TOYS, INC. Date: April 21, 2003

By:	/s/ LARRY N. LUNAN
Larry N. Lunan, President and CEO